

January 4, 2024

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

> Re: **J-Star Holding Co., Ltd.**
> **Amendment No. 16 to Registration Statement on Form F-1**
> **Filed December 19, 2023**
> **File No. 333-263755**

Dear Jing-Bin Chiang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 16 to Registration Statement on Form F-1 filed December 19, 2023

Compensation of Directors and Executive Officers, page 128

1.   Please update your disclosure for the fiscal-year ended December 31, 2023.

Related Party Transactions, page 130

2.   With a view toward current disclosure, please tell us the reasons for the changes in the first paragraph of this section from "the date of this prospectus" to "June 30, 2023."

Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.